UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of August, 2003

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes        |_|                     No         |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes    |_|                         No         |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes    |_|                         No         |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1. Press Release dated August 14, 2003 announcing the worldwide distribution agreement with GE Medical Systems for ART's pre-clinical molecular imager; and

      2. Press Release dated August 20, 2003 announcing results for the fiscal year ended April 30, 2003.

      3. Interim Financial Statements for the three and twelve-month period ended April 30, 2003.

[Form 6-K Signature Page]

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                   (Registrant)


                                   By: (s) Sebastien Gignac
                                       -----------------------------------------
                                       Name: Sebastien Gignac
                                       Title: Vice President, Corporate Affairs,
                                              Secretary and General Counsel

Dated: November 24, 2003

--------------------------------------------------------------------------------
[LOGO]                                                         press information

GE Medical System
--------------------------------------------------------------------------------

                                         For more information contact:

[LOGO] ART


                                         Marshall Poindexter
                                         GE Medical Systems
                                         (262) 513-4016
                                         Marshall.Poindexter@med.ge.com

                                         Nadia Martel
                                         ART Advanced Research Technologies Inc.
                                         (514) 832-0777 ext 286
                                         nmartel@art.ca

FOR IMMEDIATE RELEASE

         GE MEDICAL SYSTEMS ANNOUNCES WORLDWIDE DISTRIBUTION AGREEMENT
          FOR PRE-CLINICAL MOLECULAR IMAGER WITH ART ADVANCED RESEARCH
                               TECHNOLOGIES INC.

         Device helps pharmaceutical companies and research laboratories investigate new drugs and shorten drug development cycles

WAUKESHA, Wis., and MONTREAL, Quebec (Aug. 14, 2003) - GE Medical Systems, a unit of General Electric Company (NYSE: GE), has reached agreement with ART Advanced Research Technologies Inc. under which GE will act as exclusive worldwide distributor for ART's pre-clinical optical molecular imaging system, SAMI(TM), used in research and development for new therapeutic and diagnostic drugs.

GE Medical Systems and ART announced the agreement in advance of the 2nd Annual Society for Molecular Imaging conference. Terms were not disclosed.

ART's system is an optical fluorescence molecular imaging device developed to help pharmaceutical companies and research laboratories to better understand disease and reduce the development cycle for new drugs.

The technology is based on ART's proprietary time domain optical imaging technology. With the use of specialized laser sources and sensitive detectors, it non-invasively images tissue in-vivo and reveals the biological distribution and concentration of fluorescent-labeled markers, which are introduced into tissue as part of the testing process for new therapeutic and diagnostic drugs.

In turn, the molecular imager can help researchers and pharmaceutical companies quickly demonstrate the effectiveness of a potential drug or observe its side effects on organs not targeted by the treatment.

"This agreement with ART is another example of GE's ongoing commitment to Molecular Imaging," said Joe Hogan, President and CEO of GE Medical Systems. "In the future, optical imaging technology will help GE deliver better tools to clinicians to identify molecular markers of disease. Today, it helps GE provide better tools to our pharmaceutical and research customers' developing life-saving therapies and diagnostics."

Micheline Bouchard, President and CEO of ART, stated, "This agreement solidifies the relationship between our two companies. We are excited to extend our current research relationship with GE by now delivering product to market. Their global reach and resources will accelerate the market entry of SAMI in the worldwide marketplace and this partnership will allow ART to focus on the development of other innovative products based on our unique time domain optical imaging platform."

"We are excited to add ART's molecular imager to GE's portfolio of pre-clinical imaging products," said Eric Stahre, GM of Genomics and Molecular Imaging at GE Medical Systems. "From optical imaging, to GE's Explore microCT products, to clinical data mining services, to collaborations that evaluate new therapies using imaging in clinical trials, GE is committed to accelerate molecular medicine from discovery to patient care."

About ART Advanced Research Technologies Inc.

ART Advanced Research Technologies Inc. (TSX: ARA) is a North American biomedical company involved in the research, design, development, and marketing of optical technologies used in the detection of disease and the study of biological phenomena in living systems. For more information about ART Advanced Research Technologies Inc., visit our Web site at www.art.ca.

About GE Medical Systems

GE Medical Systems is a $9 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information about GE Medical Systems, visit our Web site at www.gemedical.com.

[LOGO] ART

                                                       News release
                                                       For immediate publication

    ART Announces Financial Results for the Fiscal Year Ended April 30, 2003

Recent Highlights

ART and GE Medical Systems announced worldwide distribution agreement for SAMI(TM) pre-clinical molecular imager

SAMI(TM): Successful Commercial Launch Completed

Start of a Multi-Centre Clinical Trial with ART and Sunnybrook and Women's College Health Sciences Centre

SoftScan(R): Preliminary Results of Clinical Study with McGill University Health Centre (MUHC)

Montreal, Canada, August 20, 2003 - ART Advanced Research Technologies Inc.
(ART) (TSX "ARA"), a leading developer of optical imaging technologies, is pleased to announce its financial results for the fiscal year ended April 30, 2003 where it reported a net loss of US $6,546,604 or $0.28 per share as compared to a net loss of US $10,881,500 or $0.54 per share for the same period last year.

ART and GE Medical Systems announced worldwide distribution agreement for SAMI(TM) pre-clinical molecular imager

ART and GE Medical Systems (<< GE >>) have reached an agreement under which GE will act as exclusive worldwide distributor for ART's pre-clinical optical molecular imaging system, SAMI(TM), used in research and development for new therapeutic and diagnostic drugs. ART announced the agreement in advance of the 2nd Annual Society for Molecular Imaging conference where it participated as an exhibitor.

SAMI(TM) is based on ART's proprietary time domain optical imaging technology. With the use of specialized laser sources and sensitive detectors, it non-invasively images tissue in-vivo and reveals the biological distribution and concentration of fluorescent-labeled markers, which are introduced into tissue as part of the testing process for new therapeutic and diagnostic drugs.

SAMI(TM): Successful Commercial Launch Completed

During the last quarter of fiscal year 2003, ART completed the beta testing of SAMI(TM), its Small Animal Molecular Imager. SAMI(TM) is an imaging device that provides monitoring of physiological changes in laboratory animals used for drug development by the pharmaceutical industry. Three large pharmaceutical companies were involved in the testing phase of SAMI(TM), which has successfully demonstrated the molecular imaging capacity to provide accelerated acquisition of key functional information previously unavailable by conventional imaging modalities.

The official commercial launch of SAMI(TM) was held in Montreal on June 18, 2003. << The market introduction of SAMI(TM) illustrates ART's innovative capacity in the field of optical molecular imaging, thus ensuring ART's position in the life sciences sector >> explained Ms. Micheline Bouchard, President and Chief Executive Officer of ART. << The molecular imaging market offers excellent growth opportunities and we are confident that SAMI(TM) will be a great commercial success >> added Ms. Bouchard .

The current market for this type of device is estimated at more than US $800 million, growing to more than US $1,5 billion in the next five years. More than 7,000 pharmaceutical companies, laboratories and other research centers could benefit from SAMI(TM), an innovative molecular imaging device. The business prospects for SAMI(TM) are excellent and ART is expecting to make an important breakthrough in this market within the next few years.

ART announced the Start of a Multi-Centre Clinical Trial with Sunnybrook and Women's College Health Sciences Centre

ART has received approvals - from both Health Canada and the Sunnybrook & Women's, Research Ethics Board - to begin this clinical study entitled Optical Characterization of Breast Tissue. Dr. Roberta Jong, radiologist and Director of Breast Imaging at Sunnybrook & Women's, will be acting as principal investigator of this first clinical collaboration between Sunnybrook & Women's and ART. The objective of this study is to acquire biological data on a broad range of breast tissue, including targeted breast lesions. This data will be used in the final development of the SoftScan(R) image processing system and to characterize the signatures of malignant and benign breast lesions for diagnostic purposes.

"Sunnybrook & Women's is dedicated to achieving advances in the understanding of disease and prevention, as well as developing innovative treatments that improve and extend the life of patients," indicated Dr. Roberta Jong. "Our participation in this clinical study is an opportunity to explore the ability of the SoftScan(R) device to characterize anomalies in the breast," concluded Dr. Jong.

SoftScan(R): Preliminary Results of Clinical Study with McGill University Health Centre (MUHC)

ART has obtained preliminary results from the engineering optimization study of SoftScan(R), currently undergoing at the MUHC Cedars Breast Clinic. "The preliminary analysis of the clinical study indicates that the SoftScan technology is promising in discriminating between malignant and benign breast lesions," commented Dr. David Fleiszer, Co-Director of the MUHC Cedars Breast Clinic and Principal Investigator of the clinical study.

The objective of this clinical study is to optimize the configuration of the SoftScan(R) device. "To date, more than 50 patients have participated in the study at the MUHC Cedars Breast Clinic and results from the first reading session confirm that the design configuration of SoftScan meets clinical requirements," commented Dr. Yvan Cote, ART's Director of Clinical Research.

Financial Results (in U.S. dollars)

During the fourth quarter ended April 30, 2003, research and development expenditures net of R-D tax credits ($158 000 for Q4 2003 and $83 000 for Q4
2002) were $1 667 000 for the three months ended April 30, 2003 compared to $1 216 000 for the three months ended April 30, 2002 and $5 734 000 for the year ended April 30, 2003 compared to $6 284 000 for the previous year (R-D tax credit amounted to $571 000 for fiscal 2003 and $330 000 for fiscal 2002). The increase in the fourth quarter of fiscal year 2003 compared to the fourth quarter of fiscal year 2002 reflects the investment made in the preparation of SoftScan clinical trials, for the assembly of SoftScan devices used in clinical trials and for the costs associated with the imaging of more than 50 volunteers in the ongoing clinical trial with the MUHC Cedars Breast Clinic. Also during this quarter ART completed the assembly of SAMI and shipped SAMI units to its Beta testing sites in order to finalize the design before commercial release. For the fiscal year ended in 2003 compared to the fiscal year ended in 2002, the decrease is mainly due to efforts made last fiscal year in the planning and development of the clinical development program and protocols. The Company follows a conservative approach that consists of treating all investments in R&D, along with the cost of clinical trials, as expenses when incurred, and not capitalizing any development expenditures.

Selling, general and administrative expenses were $821 000 for the three months ended April 30, 2003 compared to $654 000 for the three months ended April 30, 2002 and $2 885 000 for the year ended April 30, 2003 compared to $3 216 000 for the previous year. The increase in SG&A expenses in the fourth quarter of FY 2003 compared to the fourth quarter of FY 2002 is mainly due to an increase in the activity level related to the pre-commercialisation of SAMI, and efforts made to improve ART's visibility in the financial community. The decrease in SG&A investments from fiscal 2002 to fiscal 2003 can be explained by tight controls over expenses and by an internal reorganization.

As a result, the net loss for the three month period ended April 30, 2003 was $2 384 000 compared to $2 249 000 for the same quarter last year, and $6 547 000 for the year ended April 30, 2003 compared to $10 881 000 for the same period last year. The decrease in the net loss for fiscal year 2003 compared to fiscal year 2002, comes from a reduction of 9,7 % in total operating expenses and a gain from the divestiture of the ISIS division.

As at April 30, 2003, ART had cash and cash equivalents of $4 687 000. This does not account for restricted cash and government assistance receivable for a total of $1 462 000.

The monetary amounts appearing in this press release are in U.S. dollars, unless indicated otherwise.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is SAMI(TM) (Small Animal Molecular Imager), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and is used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site www.art.ca.

THE COMPANY WILL HOLD A CONFERENCE CALL THIS MORNING AT 8:30 a.m.
TO PARTICIPATE, PLEASE DIAL 1-800-273-9672.
To listen to the recording, please dial: 1-800-408-3053 (code: 1469380)

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca)
Senior Vice President Finance & Administration and Chief Financial Officer Sebastien Gignanc (sgignac@art.ca)
Vice President, Corporate Affairs, Secretary and General Counsel
Tel.: 514-832-0777; www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989; www.renmarkfinancial.com

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(in thousand of U.S. dollars)

================================================================================

---------------------------------------------------------------------------------------------------------------
                                                                               April 30, 2003    April 30, 2002
ASSETS
Current assets
     Cash                                                                       $        830       $        681
     Term deposit, 2.65%, maturing in April 2004                                         209                 --
     Term deposit, 1.25%, maturing in April 2003                                          --                191
     Commercial papers, 1.01% to 2.90%, maturing from June to August 2003              3,648                 --
     Commercial paper, 1.95%, maturing in May 2002                                        --                 16
     Commercial papers, 2.15% to 2.35%, maturing from June to August 2002                 --              2,224
     Accounts receivable                                                                 125                188
     Investment tax credit receivable                                                    906                276
     Inventories                                                                          --              1,067
     Prepaid expenses                                                                    241                 49
                                                                                ------------       ------------
                                                                                       5,959              4,692
                                                                                ------------       ------------

Fixed assets                                                                             386                455
                                                                                ------------       ------------
Other assets
    Restricted cash                                                                      556                 --
    Deposit                                                                                4                 12
    Patents (Note 3)                                                                   1,127                956
                                                                                ------------       ------------
                                                                                       1,687                968
                                                                                ------------       ------------
                                                                                $      8,032       $      6,115
                                                                                ============       ============
LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                    $      1,819       $      1,501
                                                                                ------------       ------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                                             56,265             48,045
Deficit                                                                              (49,561)           (42,309)
Cumulative translation adjustments                                                      (491)            (1,122)
                                                                                ------------       ------------
                                                                                       6,213              4,614
                                                                                ------------       ------------
                                                                                $      8,032       $      6,115
                                                                                ============       ============

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Operations and Deficit
(in thousand of U.S. dollars except per share amounts )

================================================================================

                                                                             Three months ended                Year ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                       April 30, 2003  April 30, 2002  April 30, 2003 April 30, 2002
                                                                                           (Note 4)                       (Note 4)
                                                                                (Unaudited)
 Revenues                                                                $         --   $         --    $         --   $         --
                                                                         ------------   ------------    ------------   ------------

 Operating expenses
     Research and development expenses                                          1,667          1,216           5,734          6,284
     Selling, general and administrative expenses                                 821            654           2,885          3,216
     Depreciation expense                                                          36             54             138            201
                                                                         ------------   ------------    ------------   ------------
                                                                                2,524          1,924           8,757          9,701
                                                                         ------------   ------------    ------------   ------------
 Operating loss                                                                (2,524)        (1,924)         (8,757)        (9,701)
 Interest expense                                                                  --             --              --             (3)
 Interest income                                                                   30             17              99            184
 Foreign exchange gain (loss)                                                    (223)           (18)           (219)           175
 Other expenses (Note 6)                                                           --             --          (1,468)            --
                                                                         ------------   ------------    ------------   ------------
 Loss from continuing operations before income taxes                           (2,717)        (1,925)        (10,345)        (9,345)
 Current income taxes recovered                                                   333             --           1,318             --
                                                                         ------------   ------------    ------------   ------------
 Loss from continuing operations                                               (2,384)        (1,925)         (9,027)        (9,345)
 Profit (loss) from discontinued operations (Note 4)                               --           (324)          2,480         (1,536)
                                                                         ------------   ------------    ------------   ------------
 Net loss                                                                $     (2,384)  $     (2,249)         (6,547)       (10,881)
                                                                         ============   ============
 Deficit, beginning of year                                                                                   42,309         30,405
 Share issue expenses                                                                                            705          1,023
                                                                                                        ------------   ------------
 Deficit, end of year                                                                                   $     49,561   $     42,309
                                                                                                        ============   ============

Basic and diluted earnings (loss) per share

    continuing operations                                                $      (0.09)  $      (0.09)   $      (0.38)  $      (0.46)
                                                                         ============   ============    ============   ============

    discontinued operations                                              $         --   $      (0.02)   $       0.10   $      (0.08)
                                                                         ============   ============    ============   ============

Basic and diluted net loss per share                                     $      (0.09)  $      (0.11)   $      (0.28)  $      (0.54)
                                                                         ============   ============    ============   ============

 Basic and diluted weighted average number of common shares outstanding    26,673,341     20,517,924      23,493,351     20,161,734
                                                                         ============   ============    ============   ============

 Number of common shares outstanding, end of year                          26,673,341     20,523,591      26,673,341     20,523,591
                                                                         ============   ============    ============   ============

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(in thousand of U.S. dollars )

================================================================================

                                                                   Three months ended                  Year ended
-----------------------------------------------------------------------------------------------------------------------------------
                                                               April 30, 2003   April 30, 2002     April 30, 2003    April 30, 2002
                                                                                     (Note 4)                            (Note 4)
                                                                         (Unaudited)
 OPERATING ACTIVITIES
 Net loss                                                       $     (2,384)     $     (2,249)     $     (6,547)     $    (10,881)
 Non-cash item
     Depreciation expense                                                 36                54               138               201
    Other expenses (Note 6)                                               --                --               718                --
    Extension of share purchase warrants                                  --                60                --                60
 Decrease (increase) in current assets
     Accounts receivable                                                  (8)              101                61               261
     Investment tax credit receivable                                   (158)              (42)             (563)              402
     Inventories                                                          --               196                --                --
     Prepaid expenses                                                   (176)              145              (175)               82
 Increase (decrease) in current liabilities
     Accounts payable and accrued liabilities                             23               108               165              (640)
     Current income taxes recovered                                     (333)               --                --                --
                                                                ------------      ------------      ------------      ------------
 Cash flows from continuing operating activities                      (3,000)           (1,627)           (6,203)          (10,515)
 Cash flows from discontinued activities                                  --              (113)           (4,331)             (378)
                                                                ------------      ------------      ------------      ------------
 Cash flows from operating activities                                 (3,000)           (1,740)          (10,534)          (10,893)
                                                                ------------      ------------      ------------      ------------
 INVESTING ACTIVITIES
 Decrease (increase) of short-term investments                        (3,529)           (1,489)           (1,131)            3,419
 Increase in fixed assets                                                (22)               (8)              (53)              (52)
 Increase in other assets                                                (31)              (75)             (648)             (220)
                                                                ------------      ------------      ------------      ------------
 Cash flows from continuing investing activities                      (3,582)           (1,572)           (1,832)            3,147
 Cash flows from discontinued activities (Note 4)                         --                --             5,500               (64)
                                                                ------------      ------------      ------------      ------------
 Cash flows from investing activities                                 (3,582)           (1,572)            3,668             3,083
                                                                ------------      ------------      ------------      ------------
 FINANCING ACTIVITIES
 Decrease (increase) in deferred charges                                  --                 3                --                29
 Share issue                                                              --                10             7,503             9,533
 Share issue expenses                                                     --                --              (705)           (1,023)
                                                                ------------      ------------      ------------      ------------
 Cash flows from financing activities                                     --                13             6,798             8,539
                                                                ------------      ------------      ------------      ------------
 Net increase (decrease) in cash and cash equivalents                 (6,582)           (3,299)              (68)              729
 Effect of foreign currency translation adjustments                      222                10               201              (287)
 Cash and cash equivalents, beginning of year                          7,190             3,986               697               255
                                                                ------------      ------------      ------------      ------------
 Cash and cash equivalents, end of year                         $        830      $        697      $        830      $        697
                                                                ============      ============      ============      ============

CASH AND CASH EQUIVALENTS
Cash                                                            $        830      $        681      $        830      $        681
Commercial paper                                                          --                16                --                16
                                                                ------------      ------------      ------------      ------------
                                                                $        830      $        697      $        830      $        697
                                                                ============      ============      ============      ============
Supplemental disclosure of cash flows information
Interest paid                                                   $         --      $         --      $         --      $         (3)
Interest received                                                         30                17                90               184

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
1.    BASIS OF PRESENTATION
--------------------------------------------------------------------------------

      These interim financial statements as at April 30, 2003 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

--------------------------------------------------------------------------------
2.    CHANGE IN ACCOUNTING POLICIES
--------------------------------------------------------------------------------

      On May 1, 2002, the Company adopted prospectively, the recommendations ot the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section defines in particular recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value to the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment. The supplementary information required by this new
      Section is presented in note 7.

      On May 1, 2002, the Company also adopted prospectively, the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3062, "Goodwill and other intangible assets". This section prescribes that an intangible asset with a limited useful life should be amortized over its useful life. Moreover, the section requires new financial statement disclosure with respect to intangible assets subject to amortization, the gross carrying amount, accumulated amortization and the amount of intangible assets subject to amortization that were acquired since the beginning of the year. The supplementary information required by this section is presented in note 3.

--------------------------------------------------------------------------------
3.    ACCOUNTING POLICIES
--------------------------------------------------------------------------------

      Principles of consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ISIS Infrared Screening Inspection Solutions Inc. and ART Aerospace Research U.S. Inc.

      Comparative Figures

      Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

      Patents

      Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. Information relating to the patents is detailed as follows:.

                                                                  April 30, 2003
                                                                  --------------

      Gross carrying value                                            $   1,127
      Accumulated amortization                                               --
                                                                      ---------
      Net carrying value                                              $   1,127
                                                                      =========

      Amount of patents that were acquired since the beginning of
      the year                                                        $     144
                                                                      =========

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
3.    ACCOUNTING POLICIES (continued)
--------------------------------------------------------------------------------

      Basic and diluted loss per common share and information pertaining to number of shares

      The Company used the treasury stock method to determinate the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed according to the weighted average number of common shares outstanding for all periods presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all of the periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basis and dilutive net loss per share.

      Stock options and share purchase warrants for the purchase of 3,946,437 and 2,782,070 common shares were outstanding during the quarter ending April 30, 2003 and April 30, 2002 respectively, but were not included in the calculation of the diluted loss per share.

--------------------------------------------------------------------------------
4.    DISCONTINUED OPERATION
--------------------------------------------------------------------------------

      The Company's bio-optical imaging led it to reconsider its involvement in the industrial sector. Due to the ecomonic downturn affecting the electronics markets and the lack of sales and distribution infrastructure, the ISIS thermal imaging division has not been able to reach an acceptable level of profitability. Consequently, with the Board's approval, the Company decided to sell the division during the month of July 2002 to Photon Dynamics, Inc for $5.5 million.

      The discontinued operation presented in 2002 were reclassified under "discontinued operation loss". Results are detailed as follows:


      ===================================================================================================================
                                                               Three months ended                   Year ended

      -------------------------------------------------------------------------------------------------------------------
                                                     April 30, 2003    April 30, 2002    April 30, 2003    April 30, 2002
                                                               (Unaudited)
      Revenues                                         $        --       $       142      $         --       $      539
                                                       ===========       ===========      ============       ==========

      Operating loss                                   $        --       $      (324)     $       (516)      $   (1,536)
                                                       ===========       ===========      ============       ==========

      Gain on disposal of the industrial division,
      net of current taxes of $1,318                   $        --       $        --      $      2,996       $       --
                                                       ===========       ===========      ============       ==========

      Discontinued operation profit (loss)             $        --       $      (324)     $      2,480       $   (1,536)
                                                       ===========       ===========      ============       ==========

      As at April 30 ,2003, an amount of $550,000 received from Photon Dynamics, Inc. was deposited in trust. This amount bears interest at 1.05% and will be available to convert to cash in July 2003.

--------------------------------------------------------------------------------
5.    SEGMENT INFORMATION
--------------------------------------------------------------------------------

      Following the disposal of the industrial division (note 4) during the first quarter of the year ended April 30, 2003, only the bio-optical imaging segment remains for decision making and performance assessment purposes.

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
6.    PRIVATE PLACEMENTS AND STRATEGIC AGREEMENTS
--------------------------------------------------------------------------------

      During the fiscal year 2003, the Company completed a series of equity financing rounds, through private investments and concluded strategic agreements with one of the investors.

      Pursuant to the financing agreements signed on November 8 and 15, 2002, the Company issued 6,142,680 common shares for a gross cash proceeds of $7.5 million. Commissions and other transaction costs amounting to $705,210 were incurred and included in the deficit.

      On November 15, 2002, in conjunction with the closing of one of the financing rounds, the Company concluded two strategic alliance agreements with the General Electric Company ("GE"). The first agreement, known as the "Master Research and Development Alliance Agreement", establishes the mutual responsibilities of the Company and GE in research and development activities for the commercialization of new technologies, mainly for the molecular imaging sector. The second agreement, the "Softscan Commercial Alliance Agreement", defines the mutual responsibilities of the Company and GE concerning the development, promotion and manufacturing program for Softscan..

      The Company paid management fees of $750,000 in cash to Synerglobe Capital Ltd. for services rendered in the negotiation and ratification of the strategic agreements. These fees were expensed and presented in the "other expenses" of the consolidated operations and deficit statement and "operating activities" of the consolidated cash flow statement for the period.

      The Company also granted the following share purchase warrants to GE for the acquisition of commons shares of the Company, in connection with the closing of the financing agreement, and of the two strategic alliance agreements:

      - Share purchase warrants No. 1: 905,237 share purchase warrants entitling the holder to buy 905,237 common shares of the Company at an exercise price of CA$2.50. These share purchase warrants will be exercisable as of November 15, 2002 and expires on November 15, 2007;

      - Share purchase warrants No. 2: 775,918 share purchase warrants entitling the holder to buy 775,918 common shares of the Company at an exercise price of CA$2.75. These warrants will be exercisable when GE Medical Systems, a division of GE, earns income from the signature of a firm purchase order for Softscan. These warrants expire on November 15, 2007.

      The Company evaluated the fair market value of share purchase warrants No. 1 using the Black & Scholes model. The valuation assumptions are listed below:

                      -  Expected life: 5 years
                      -  Expected volatility: 70%
                      -  Risk-free interest rate: 4.3%
                      -  Dividend rate: 0%

      Using these assumptions, a total of $717,621 was charged to expenses and included in the section "other expenses" of the consolidated operations and deficit statements while the consideration was recorded under share purchase warrants in shareholders' equity.

      In the case of share purchase warrants No. 2, the Company will record the underlying cost when specific criteria for exercising the warrants will be achieved. The fair market value will be evaluated at that time.

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
7.    STOCK-BASED COMPENSATION PLANS
--------------------------------------------------------------------------------

      As at April 30, 2003, the Company offered a compensation plan to employees, which is described in the consolidated financial statements for the year ended April 30, 2002. During the fourth quarter, the Company has granted 82,500 stock options for a total of 658,900 for the year ended April 30, 2003. The average exercise prices are $1.17 and $1.32 respectively. The Company does not record any compensation expense. Had compensation cost been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss per share would have been reduced to the pro forma amounts indicated in the following table:

      (in thousand of U.S. dollars except per share amounts)        Three months ended       Year ended
                                                                      April 30, 2003      April 30, 2003
                                                                    ------------------    --------------
      Net loss
        As reported                                                    $  (2,384)            $  (6,547)
        Pro-forma                                                      $  (2,431)            $  (6,681)

      Basic and diluted loss per share
        As reported                                                    $   (0.09)            $   (0.28)
        Pro-forma                                                      $   (0.09)            $   (0.28)

      To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting period of the stock options.

      The pro forma effect on net loss of the period is not representative of the pro forma effect on net loss of the future periods because it does not take into consideration the pro forma compensation cost related to stock options awarded prior to May 1, 2002. The fair value of the stock options granted was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the year:

                 -  Expected dividend yield: none
                 -  Expected volatility :70%
                 -  Risk-free interest rate for the 1st quarter: 4.74%
                 -  Risk-free interest rate for the 2sd and 3rd quarter: 4.72%
                 -  Risk-free interest rate for the 4th quarter: 4.64%
                 -  Expected life: 7 years

      The fair value of stock options granted during the fourth quarter and the year ended April 30, 2003 was $0.81 and $0.92.

The accompanying notes are an integral part of the consolidated financial statements.